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                                                                 Exhibit (d)(14)

FOR IMMEDIATE RELEASE


Contact:  MacKenzie Partners, Inc.
          Edith A. Lohman
          (212) 675-0524


                SECURICOR COMPLETES ACQUISITION OF INTEK GLOBAL

         NEW YORK, NEW YORK, August 25, 1999 -- Securicor plc announced that the merger of its wholly-owned subsidiary, IGC Acquisition Corp., with Intek Global Corporation (NASDAQ: IGLC) became effective today, completing Securicor's acquisition of Intek. Under the terms of the merger, all remaining Intek stockholders will receive $3.0125 net per share in cash upon surrender of the certificates for their shares to ChaseMellon Shareholder Services, as Disbursing Agent appointed for that purpose. A Notice of Merger and a Letter of Transmittal for surrendering shares will be mailed shortly to all remaining holders of record of Intek common stock.

         The principal activities of Securicor and its subsidiaries, conducted internationally, include the transportation and care of cash and valuables; cash processing; security guards and patrols; custodial services; recruitment services; container transport; contract distribution and warehouse management; express parcels; freight haulage; document delivery; vehicle fleet services; computer services; the manufacture, sale and installation of communications products, mobile communications and the provision of communications systems networks. Intek is an international provider of spectrum-efficient wireless technology, products and services.